Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Inland American Real Estate Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-172862) on Form S-3 of Inland American Real Estate Trust, Inc. of our report dated March 12, 2013, with respect to the consolidated balance sheets of Inland American Real Estate Trust, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule III, which report appears in the December 31, 2012 annual report on Form 10-K of Inland American Real Estate Trust, Inc. for the year ended December 31, 2012.

/s/ KPMG, LLP
Chicago, Illinois
March 12, 2013